# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMERICAN VANGUARD CORP, CIK 0000005981
CUSIP: 030371108
Title of class of securities: Common Stock, $0.10 par value
Address of issuer's principal executive offices: 4695 MACARTHUR COURT, NEWPORT BEACH, California (CA), 92660
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-177563
Filed by CIK 0001792549

## Reporting persons
- Topline Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Topline Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Collin McBirney: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: AMERICAN VANGUARD CORP
Address of issuer's principal executive offices:
4695 MACARTHUR COURT, NEWPORT BEACH, CALIFORNIA
92660

## Item 2. Person Filing
Name of person filing:
Topline Capital Management, LLC ("TCM")

Topline Capital Partners, LP ("TCP" or the "Fund")

Collin McBirney
Address of principal business office or, if none, residence:
544 EUCLID STREET
SANTA MONICA, California
90402
Citizenship:
Topline Capital Management, LLC - CALIFORNIA

Topline Capital Partners, LP - DELAWARE

Collin McBirney - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote:
Topline Capital Management, LLC - 0

Topline Capital Partners, LP - 0

Collin McBirney - 0
Shared power to vote or to direct the vote:
Topline Capital Management, LLC - 0

Topline Capital Partners, LP - 0

Collin McBirney - 0
Sole power to dispose or to direct the disposition:
Topline Capital Management, LLC - 0

Topline Capital Partners, LP - 0

Collin McBirney - 0
Shared power to dispose or to direct the disposition:
Topline Capital Management, LLC - 0

Topline Capital Partners, LP - 0

Collin McBirney - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Undertaking

## Signatures
- Topline Capital Management, LLC: /s/ Collin McBirney, By: Collin McBirney, Managing Member (02/13/2026)
- Topline Capital Partners, LP: /s/ Collin McBirney, By: Topline Capital Management, LLC, the General Partner By: Collin McBirney, its Managing Member (02/13/2026)
- Collin McBirney: /s/ Collin McBirney, Collin McBirney (02/13/2026)